VIA EDGAR

November 18, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Wilson K. Lee
Senior Staff Accountant

Re:	Tejon Ranch Co.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed on March 16, 2015
File No. 001-7183

Dear Mr. Lee,

This letter confirms that Tejon Ranch Co., or the Company, received the November 17, 2015 comment letter of the Staff of the Securities and Exchange Commission regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (filed March 16, 2015).

The Company requires additional time to respond to the comment letter. Accordingly, we advise the Staff that the Company will provide its response to these comments on or prior to December 8, 2015.

We appreciate the Staff’s responsiveness with respect to the Company’s filing and look forward to resolving any concerns the Staff may have. If you have any questions, please contact me at (661) 663-4222.

Best regards,

/s/ Allen E. Lyda
Allen E. Lyda
Executive Vice President and Chief Financial Officer
Tejon Ranch Co.